JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardines

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04030280

11th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited

We enclose for your information a notification dated 11th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

dw 5/20

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase
Released	11:20 11 May 2004
Number	5279Y

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase:	11th May 2004
Total number of shares purchased:	564,000 shares
Highest price paid per share:	US$4.86
Lowest price paid per share:	US$4.78

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

11th May 2004

www.jardines.com

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